UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

January 17, 2012

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant, titled: "Expansion of D. Medical's U.S Distribution Network for Spring Universal Infusion Sets Continues".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

Expansion of D. Medical’s U.S Distribution Network for Spring Universal Infusion Sets Continues

Tirat Carmel, Israel – January 17, 2012 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMED) ("D. Medical" or the "Company"), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, announced today that its subsidiary, Spring Health Solutions Inc. ("Spring Health"), has signed a non-exclusive agreement with Better Living Now Inc. ("BLN")  for distribution of its Spring™ Universal Infusion Sets in the United States.

The agreement has an initial term of two years, commencing on the date of BLN’s initial order, and will thereafter be automatically renewed for one-year periods. In addition, each party may terminate the agreement upon three months prior written notice to the other party.

The U.S. insulin pump and disposables market is large and growing. According to the American Diabetes Association, approximately 26 million diabetes patients live in the United States, constituting 8.3% of its population. Of those, experts estimate that 5.4%, or 1.4 million, suffer from Type 1 diabetes and 350,000 currently rely on insulin pump therapy. A recent U.S. Centers for Disease Control and Prevention report estimated that 1 in 3 Americans will have diabetes by 2050 if current trends continue.   The annual market for infusion sets alone in the U.S. is estimated to total $730 million.

Efri Argaman, D. Medical’s Chief Executive Officer, commented, “We are pleased to enter into this relationship with BLN, a company that shares D. Medical’s commitment to customer care and that has a strong presence in the U.S. diabetes distribution market.  As patient interest in ground-breaking new products for diabetes management, like the Spring Universal Infusion Set, continues to grow, expanding our distribution network is key to gaining greater market access.  Accordingly, the signing of this, our fourth distribution agreement in the U.S., is a key milestone achievement for our Company.  We look forward to building a successful long-term working relationship with BLN.”

About the Spring Universal Infusion Set

The Spring Universal Infusion Set is compatible with most insulin pumps currently available on the market. Going beyond the minimum requirements of subcutaneous drug delivery, the Spring Universal offers best-in-class features such as a hidden, auto-retractable needle, 360 degree connector, and smallest one-click, all-in-one inserter.

The core of the Spring Universal Infusion Set is the proprietary Detach-Detect mechanism. In the case the base of the infusion set detaches from the user's body, a blocking mechanism is triggered which, in turn, creates an occlusion. This evokes an occlusion alarm in an insulin pump. This unique feature enables exceptional reliability for continuously controlled and monitored insulin delivery, providing additional safety and peace of mind - especially for athletes and the parents of pediatric patients.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body, using its proprietary spring-based delivery technology.  D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps.  D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch.  For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

About Better Living Now

Better Living Now, Inc. (BLN) is a managed care provider of healthcare products and services, specializing in the needs of patients with chronic conditions most notably members diagnosed with diabetes. From medical appliances and supplies to prescription drugs and home medical equipment, BLN is a full-service Home Medical Equipment, Medical Supplies and Pharmacy provider for Medicare, State Medicaid programs, and many other insurance plans. BLN has developed and offers a menu of diabetes disease management support tools and programs that can be utilized by health plans to attain disease management and cost containment goals. For more information, please visit http://www.betterlivingnow.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include, forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its level of sales and cost of sales, manufacturing volumes, the cost-effectiveness of its spring-based design, target markets, regulatory approvals and timing of markets penetration. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, product performance, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507135
info@springnow.com

North American Investor Contact:

Stephen Kilmer
Kilmer Lucas Inc.
T: 212-618-6347
stephen@kilmerlucas.com

Israeli Investor Relations:

Michal Efraty
T: +972-3-6950380
M: +972-52-3044404
michal@efraty.com